Graham Packaging Company Inc.

2401 Pleasant Valley Road

York, Pennsylvania 17402

VIA EDGAR

December 28, 2010

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Graham Packaging Company Inc.
Registration Statement on Form S-1
File No.: 333-170321

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Graham Packaging Company Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. ET on December 30, 2010, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Graham Packaging Company Inc.

By:	/s/ William E. Hennessey
Name: William E. Hennessey
Title: Vice President, Corporate
Controller and Treasurer